UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______

Commission file number 000-19860

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION
557 Broadway,
New York, New York 10012

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN Table of Contents

Page
Number

Report of Independent Registered Public Accounting Firm
1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (held at end of year)	10
Signatures	11
Exhibits	12
Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Scholastic Corporation’s Retirement Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Scholastic Corporation’s Retirement Plan Committee. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2010

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,

	2009	2008

Investments, at fair value
Registered Investment Entities:
AF Washington Mutual Investors Fund	$10,670	$9,764
American Beacon Small Capital Value Fund	2,590	1,691
American Century Small Company Fund	3,007	2,655
American Funds Growth Fund of America	13,706	10,584
Artisan Mid Capital Fund	9,899	6,499
Fidelity Diversified International Fund	13,726	11,135
Fidelity Freedom Fund 2005	867	964
Fidelity Freedom Fund 2010	6,181	4,859
Fidelity Freedom Fund 2015	9,730	8,359
Fidelity Freedom Fund 2020	12,738	9,366
Fidelity Freedom Fund 2025	13,508	9,698
Fidelity Freedom Fund 2030	10,942	7,585
Fidelity Freedom Fund 2035	9,341	6,510
Fidelity Freedom Fund 2040	9,330	6,336
Fidelity Freedom Fund 2045	2,026	947
Fidelity Freedom Fund 2050	1,296	470
Fidelity Freedom Income Fund	1,786	1,840
Fidelity Managed Income Portfolio Fund II	30,128	31,940
Western Asset Core Bond Fund	—	7,023
Vanguard Institutional Index Fund	32,226	26,970
Vanguard Total Bond Market Index Fund	9,144	46

Common Stocks:
Scholastic Corporation Common Stock	8,986	3,940

Loans to Participants:
Participants’ loans	5,105	5,417

Total investments at fair value	216,932	174,598

Receivables
Contributions receivable	247	—

Total receivables	247	—
Net assets reflecting investments at fair value	217,179	174,598
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	379	1,296

Net assets available for benefits	$217,558	$175,894

See accompanying notes

SCHOLASTIC CORPORATION
401(k) SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

December 31, 2009

Interest and dividends income	$4,876
Contributions:
Employer	6,381
Participants	16,847
Rollovers	637

Total additions	28,741

Distributions to participants	(25,108)

Net realized and unrealized appreciation in fair value of investments	38,031

Net increase	41,664

Net assets available for benefits:
Beginning of the year	175,894

End of the year	$217,558

See accompanying notes

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 2009 and as thereafter amended (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to an Administrative Committee composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”). Fidelity Management Trust Company serves as Trustee for the Plan (the “Trustee”). In addition, Fidelity Institutional Retirement Services Company provides administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”). Investment products offered through December 31, 2009 to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Fidelity and several other mutual fund companies. The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions, copies of which are available from the Company.

PLAN AMENDMENTS

The Plan was amended and restated effective January 1, 2009 to comply with certain provisions of the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

The Plan was amended effective June 1, 2009 to provide automatic enrollment to the Plan for Eligible Employees not enrolled as of June 1, 2009, at a 3% pre-tax contribution rate. The Plan was also amended effective June 1, 2009, to provide automatic pre-tax contribution increases of 1% each calendar year on October 1 for Participants whose pre-tax contribution deferral rate is less than 6%. The first such increase will be effective October 1, 2010.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”). Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan. After 90 days of employment, Eligible Employees, who have not otherwise elected to enroll in the Plan, are automatically enrolled with a 3% contribution rate as soon as administratively feasible. The Plan permits Participants to opt out of the auto-enroll program.

PARTICIPANT CONTRIBUTIONS

As approved by the Retirement Plan Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $16,500 for the Plan Year ended December 31, 2009. Eligible Employees whose Compensation is in excess of $110,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $16,500 for the Plan year ended December 31, 2009. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code. Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation. The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions: Participants who are at least age 50 or who will reach age 50 during the calendar year will have the option to make additional pre-tax contributions of up to $5,500 provided certain requirements are met.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation (“Matching Contributions”), as determined by the Retirement Plan Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2009, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation.

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”). The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”). The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2009.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions. Matching Contributions vest at the rate of 20% per year of service by a Participant. A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

FORFEITURES

Upon termination of employment, Participants forfeit their unvested matching contributions and balances. Forfeitures by Participants of unvested matching contributions (“Forfeitures”) were used to offset Matching Contributions for other Participants and to pay Plan expenses during the Plan Year. In 2009, Matching Contributions were reduced by $359,896 from Forfeitures. At December 31, 2009, there was $18,784 in Forfeitures available to reduce future Matching Contributions and pay Plan expenses.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement. On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock. In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment. At December 31, 2009 and 2008, all withdrawals requested by Participants had been paid.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship. In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000. In no event may a Participant have more than one loan outstanding for the purchase of a principal residence or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code. Participants may not otherwise withdraw any portion of their account balance during employment.

Upon termination, outstanding loan balances that are not repaid by the Participant are treated as a taxable distribution to the Participant.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level. All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Plan expenses for recordkeeping and investment advisory services totaling $91,053 in the current year were paid from Forfeitures. The Company pays all other Plan expenses.

COMPANY STOCK FUND

The Plan invests in common stock of the Company through its Company Stock Fund. Dividends are paid and then reinvested in Company stock.

Each Participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a Participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The Plan’s financial statements accounts are prepared on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments held by the Plan, with the exception of the Fidelity Managed Income Portfolio II fund, are valued at their fair values which are redemption prices based on the net asset values of the funds. The investment contracts held as part of the Fidelity Managed Income Portfolio II fund are recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investments in Company Stock are valued at the closing price as quoted on The NASDAQ Stock Market on the valuation date. The Company has performed an analysis of the loans receivable from Participants, which are valued at cost, and has determined that amortized cost approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 168 “Accounting Standards Codification” (“SFAS 168”), which became the source of authoritative GAAP. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009, and applies to financial statements of nongovernmental entities that are presented in conformity with GAAP. The adoption of the Codification changed the Plan’s references to U.S. GAAP accounting standards, but did not impact the Plan’s financial statements.

In September 2009, the FASB issued authoritative guidance on the fair value measurements and disclosures of investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance, which is now part of Accounting Standard Codification No. 820 “Fair Value Measurements and Disclosures” (“ASC 820”), permits a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date. The new guidance also requires certain disclosures about the attributes of investments measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The new guidance was effective on a prospective basis for the first reporting period, including interim periods, ending after December 15, 2009. The Plan adopted this new guidance effective December 31, 2009, and determined it had no effect on the Plan’s financial statements.

In January 2010, the FASB issued authoritative guidance requiring additional disclosures about assets and liabilities measured at fair value. The guidance requires (i) separate disclosure of the amounts transferred in and out of Levels 1 and 2, along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for annual reporting periods beginning after December 15, 2009, except for (ii) above, which is effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact that this guidance will have on the Plan's financial statement disclosures.

3.	INVESTMENTS

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

FASB ASC Topic 946 Financial Services – Investment Companies addresses investment contracts held by a defined contribution plan which are required to be reported at fair value. The underlying investments in the pooled stable value fund are recorded at their contract value, which is equal to principal plus accrued interest minus fees and participant withdrawals. Stable value funds are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Fidelity Managed Income Portfolio II fund includes restrictions on liquidating the fund under certain circumstances, in which event it could take up to 12 months to liquidate the Plan’s holdings in that fund. The Plan Administrator does not believe that the Plan’s Participants would be subject to any event that would limit the Plan’s ability to transact at contract value.

The average yield of the Fidelity Managed Income Portfolio II fund based on actual earnings was approximately 1.79% and 3.55% at December 31, 2009 and 2008, respectively, and the average yield based on the interest rate credited to Participants was approximately 1.53% and 3.48% at December 31, 2009 and 2008, respectively.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

The following individual investments represent 5% or more of the net assets available for benefits (in thousands):

	December 31,

	2009	2008

AF Washington Mutual Investors Fund	*	$9,764
American Funds Growth Fund of America	13,706	10,584
Fidelity Diversified International Fund	13,726	11,135
Fidelity Freedom Fund 2020	12,738	9,366
Fidelity Freedom Fund 2025	13,508	9,698
Fidelity Freedom Fund 2030	10,942	*
Fidelity Managed Income Portfolio Fund II	30,128	31,940
Vanguard Institutional Index Fund	32,226	26,970

* Investment is less than 5%

During 2009, the Plan’s net realized and unrealized appreciation in the fair value of investments was as follows (in thousands):

Fund Name	Total

AF Washington Mutual Investors Fund	$1,326
American Beacon Small Capital Value Fund	$613
American Century Small Company Fund	$506
American Funds Growth Fund of America	$3,387
Artisan Mid Capital Fund	$3,238
Scholastic Corp Company Stock	$4,914
Fidelity Diversified International Fund	$3,196
Fidelity Freedom Income Fund	$185
Fidelity Freedom Fund 2005	$131
Fidelity Freedom Fund 2010	$1,021
Fidelity Freedom Fund 2015	$1,644
Fidelity Freedom Fund 2020	$2,270
Fidelity Freedom Fund 2025	$2,669
Fidelity Freedom Fund 2030	$2,181
Fidelity Freedom Fund 2035	$1,872
Fidelity Freedom Fund 2040	$1,963
Fidelity Freedom Fund 2045	$379
Fidelity Freedom Fund 2050	$234
Vanguard Total Bond Market Index Fund	$138
Vanguard Institutional Index Fund	$6,049
Western Asset Core Bond Fund	$115

Total	$38,031

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The authoritative guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value. The standard describes three levels of inputs:

The three level hierarchy used as a basis for measuring the fair value of a Plan investment are:

•	Level 1 includes unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 includes observable inputs, other than unadjusted quoted prices in active markets, for identical assets or liabilities such as:

	¡	Quoted prices for similar assets or liabilities in active markets
	¡	Quoted prices for identical or similar assets or liabilities in inactive markets
	¡	Inputs other than quoted prices that are observable for the asset or liability
	¡	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 includes unobservable inputs in which there is little or no market data available, which are significant to the fair value measurement and require the Plan to develop its own assumptions about the inputs that market participants would use to price an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009 and 2008.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, as quoted on the open market
•	Common stocks: Valued at the closing price reported on the active market on which the individual security is traded
•	Participant loans: Valued at amortized cost, which approximates fair value

The tables below set forth by level, within the fair value hierarchy, the Plan investments carried at fair value (in thousands):

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Mid/Large Cap Stock Funds	$142,460			$142,460
Small Cap Stock Funds	$5,597			$5,597
International	$13,726			$13,726
Fixed Income Funds	$10,930			$10,930
Pooled stable value funds		30,128		$30,128
Scholastic Corporation company stock fund	$8,986			$8,986
Participant loans			5,105	$5,105

Total	$181,699	$30,128	$5,105	$216,932

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds
Mid/Large Cap Stock Funds	$108,911			$108,911
Small Cap Stock Funds	$4,346			$4,346
International	$11,135			$11,135
Fixed Income Funds	$8,909			$8,909
Pooled stable value funds		31,940		$31,940
Scholastic Corporation company stock fund	$3,940			$3,940
Participant loans			5,417	$5,417

Total	$137,241	$31,940	$5,417	$174,598

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN NOTES TO FINANCIAL STATEMENTS

The table presented below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009 (in thousands):

Level 3 Assets

Beginning balance as of January 1, 2009	$5,417
Principal repayments and benefit payments	(3,180)
Loan withdrawals	2,868

Ending balance as of December 31, 2009	$5,105

5.	TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated March 18, 2004, covering amendments executed through June 14, 2002 and stating that the Plan is qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation.

Subsequent to this determination, the Plan was further amended. The Plan, as amended, is required to operate in conformity with the Code in order to maintain its qualification. The Plan administrator believes that the Plan is being operated, in all material respects, in accordance with the applicable requirements of the Code and, therefore, believes that the Plan as amended is qualified and the related trust is tax exempt.

6.	PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board of Directors, subject, however, to the provisions of ERISA. Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee. However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board of Directors may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

7.	RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

8.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008 (in thousands):

	December 31,

	2009	2008

Net assets available for benefits per the financial statements	$217,558	$175,894

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(379)	(1,296)

Net assets available for benefits per Form 5500	$217,179	$174,598

9.	SUBSEQUENT EVENTS

Effective as of January 1, 2010 the matching contribution percentage has been modified to be 50% of the Participant’s before-tax contributions which does not exceed 6% of the Participant’s compensation.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN
EIN #13-3385513 Plan #004
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(Amounts in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Number of Shares	Cost	Current Value

American Beacon	American Beacon Small Capital Value Fund	167	**	$2,590
American Century	American Century Small Company Fund	488	**	3,007
American Funds	American Funds Growth Fund of America	506	**	13,706
Artisan	Artisan Mid Capital Fund	387	**	9,899
Fidelity*	Fidelity Diversified International Fund	490	**	13,726
Fidelity*	Fidelity Freedom Fund 2005	86	**	867
Fidelity*	Fidelity Freedom Fund 2010	494	**	6,181
Fidelity*	Fidelity Freedom Fund 2015	934	**	9,730
Fidelity*	Fidelity Freedom Fund 2020	1015	**	12,738
Fidelity*	Fidelity Freedom Fund 2025	1,300	**	13,508
Fidelity*	Fidelity Freedom Fund 2030	883	**	10,942
Fidelity*	Fidelity Freedom Fund 2035	910	**	9,341
Fidelity*	Fidelity Freedom Fund 2040	1,303	**	9,330
Fidelity*	Fidelity Freedom Fund 2045	239	**	2,026
Fidelity*	Fidelity Freedom Fund 2050	155	**	1,296
Fidelity*	Fidelity Freedom Income Fund	166	**	1,786
Fidelity*	Fidelity Management Income Portfolio Fund II	30,507	**	30,128
Vanguard	Total Bond Market Index Fund	883	**	9,144
Vanguard	Vanguard Institutional Index Fund	316	**	32,226
American Funds	American Funds Washington Mutual Investors Fund	434	**	10,670
Western	Western Asset Core Bond Fund	0	**	0
Scholastic Corporation*	Company Stock	301	**	8,986
Loans*	Prime + 0.5% Interest Rate; Repayment Terms: 1 to 10 years	—		5,105

Total investments				$216,932

* Indicates party-in-interest to the Plan
** Not required as the investment is Participant-directed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS
AND RETIREMENT PLAN
Date: June 25, 2010
/s/ Andrew S. Hedden

Andrew S. Hedden

Executive Vice President, General Counsel and Secretary, Scholastic Corporation and member of Administrative Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan

Exhibits/Index

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm